Pinnacle Foods Inc.

399 Jefferson Road

Parsippany, New Jersey 07054

August 30, 2016

VIA EDGAR AND HAND DELIVERY

Mr. Ethan Horowitz

Branch Chief

Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pinnacle Foods Inc.

Form 10-K for the Fiscal Year Ended December 27, 2015

Filed February 25, 2016

Form 8-K filed February 25, 2016

File No. 001-35844

Dear Mr. Horowitz:

On behalf of Pinnacle Foods Inc. (the “Company”), and in response to the additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received during the Company’s phone call with the Commission on August, 29, 2016, we submit this letter containing the Company’s response to the Staff’s additional comment.

1.	With respect to the press release regarding your financial results for the quarter, we note the following:

•	A non-GAAP per share performance measure is not reconciled to GAAP earnings per share.

Your presentation appears to be inconsistent with the updated Compliance and Disclosure Interpretations the Division issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Company Response:

The Company respectfully acknowledges the Staff’s additional comment and the Company has provided a draft of adjusted earnings per share performance reconciled to GAAP earnings per share in its reconciliation of Non-GAAP measures table for the quarter ended June 26, 2016. Although the draft reconciliation table is being used with the Company’s June 26, 2016 reported numbers, the Company intends on incorporating the draft reconciliation table in future filings. For the Staff’s convenience, a copy of the Company’s draft reconciliation of Non-GAAP measures table is enclosed with this letter.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (973) 541-6622 or by email at Craig.Steeneck@pinnaclefoods.com.

The undersigned hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings on Form 10-K and Form 8-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Form 8-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Craig Steeneck
Name:	Craig Steeneck
Title:	Executive Vice President and Chief Financial Officer

Encls.

Pinnacle Foods Inc.

Reconciliation of Non-GAAP measures (Unaudited)

Adjusted net earnings & Adjusted EPS (1)

(thousands, except per share amounts)

	Three months ended		Six months ended
	June 26, 2016	June 28, 2015	June 26, 2016	June 28, 2015
Net earnings attributable to Pinnacle Foods Inc. and Subsidiaries common stockholders (as reported)	$45,784	$43,679	$70,620	$85,215

Non-cash items

Unrealized (gains)/losses resulting from hedging (2)	(3,601)	(4,500)	(7,493)	(4,610)
Purchase accounting adjustments (3)	—	—	10,382	—
Non-cash compensation charges (4)	—	—	—	1,567
Foreign exchange (gains)/losses (5)	(499)	(700)	(1,283)	1,578
Acquisition, merger and other restructuring charges
Acquisition or other non recurring expenses (6)	—	362	6,781	1,128
Restructuring and integration costs (7)	11,108	2,026	25,106	4,529

Tax Impact of Adjustments to Adjusted net earnings (8)	(2,813)	1,069	(6,757)	(1,593)

Adjusted net earnings	$49,979	$41,936	$97,356	$87,814

Adjusted earnings per share

Adjusted net earnings	$49,979	$41,936	$97,356	$87,814
Diluted weighted average outstanding shares	117,766	117,281	117,689	117,158

Adjusted earnings per share	$0.42	$0.36	$0.83	$0.75

Diluted earnings per share (as reported)	$0.39	$0.37	$0.60	$0.73
Non-cash items
Unrealized (gains)/losses resulting from hedging (2)	(0.03)	(0.04)	(0.06)	(0.04)
Purchase accounting adjustments (3)	—	—	0.09	—
Non-cash compensation charges (4)	—	—	—	0.01
Foreign exchange (gains)/losses (5)	(0.00)	(0.01)	(0.01)	0.01

Acquisition, merger and other restructuring charges

Acquisition or other non recurring expenses (6)	—	0.00	0.06	0.01
Restructuring and integration costs (7)	0.08	0.02	0.21	0.04

Tax Impact of Adjustments to Adjusted earnings per share (8)	(0.02)	0.01	(0.06)	(0.01)

Adjusted earnings per share	$0.42	$0.36	$0.83	$0.75

(1)	Excludes Boulder, Wish-Bone and Gardein anticipated synergies which are included in calculating Covenant compliance.
(2)	Represents non-cash gains and losses resulting from mark-to-market obligations under derivative contracts.
(3)	For the six months ended June 26, 2016, represents expense related to the write-up to fair value of inventories acquired as a result of the Boulder acquisition.
(4)	For the six months ended June 28, 2015, represents non-cash employee incentives and retention charges resulting from the termination of the Hillshire merger agreement.
(5)	Represents foreign exchange (gains) losses resulting from intra-entity loans that are anticipated to be settled in the foreseeable future.
(6)	For the six months ended June 26, 2016, represents Boulder acquisition costs. For the three and six months ended June 28, 2015, represents expenses related to the secondary offerings of common stock.
(7)	For the three and six months ended June 26, 2016, primarily represents restructuring charges and integration costs of the Boulder and Garden Protein acquisitions. For the three and six months June 28, 2015, primarily represents integration costs of the Garden Protein and Wish-Bone acquisitions.
(8)	See Adjusted effective income tax rate reconciliation for further details.